Exhibit 99.42

June 19, 2025    News Release
OceanaGold Announces Effective Date of Share Consolidation in
Connection with Proposed U.S. Listing
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCANF) (“OceanaGold” or the “Company”) announces the consolidation of its common shares on the basis of three (3) pre-consolidation common shares for one (1) post-consolidation common share (the “Consolidation”) will take effect as of Monday, June 23, 2025 (the “Effective Date”).
The shareholders of OceanaGold approved the Consolidation at the Annual General and Special Meeting held on June 4, 2025.
The Company is considering a dual listing of its common shares on a major U.S. exchange, including the New York Stock Exchange, in the first half of 2026. The Company believes a U.S. listing could lead to increased interest by a wider audience of potential investors and result in increased marketability and trading liquidity. The motivation of the Consolidation is to raise the per share trading price of the Company’s common shares to better comply with minimum trading price requirements of such exchanges.
OceanaGold’s post-consolidation common shares will be posted for trading on the Toronto Stock Exchange at the opening of trading on the Effective Date, under the current symbol “OGC” and new CUSIP number 675222400.
As at the date of this news release, the Company has 693,379,818 common shares issued and outstanding. Following the completion of the Consolidation on the Effective Date, the Company is expected to have approximately 231,126,566 common shares issued and outstanding, subject to rounding. The exercise or conversion price of all performance rights and deferred share units will be proportionately adjusted reflecting the Consolidation ratio. No fractional post-consolidation common shares will be issued in effect with the Consolidation. Any fractional common share interest of 0.50 or more arising from the Consolidation will be rounded up to the nearest whole number, and any fractional common share interest of less than 0.50 will be cancelled.
Registered shareholders holding pre-Consolidation common shares through the Direct Registration System (“DRS”) will be automatically sent a DRS advice by the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), representing the number of post-Consolidation common shares they hold following the Consolidation and no further action is required to be taken.
www.oceanagold.com

Beneficial shareholders holding their common shares through intermediaries such as a broker, trustee or other financial institution should note that such intermediaries may have different procedures for processing the Consolidation than those put in place by the Company for the registered shareholders. Beneficial shareholders who have questions regarding how their common shares will be processed in connection with the Consolidation should contact their intermediaries. Registered shareholders holding their pre-Consolidation common shares in certificate forms will receive a letter of transmittal from Computershare containing instructions on how to exchange their pre-consolidation share certificates for post-Consolidation shares.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019
media@oceanagold.com
www.oceanagold.com

Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the Company being listed on a major U.S. exchange, including such dual listing leading to increased interest by a wider audience of potential investors, increased marketability and trading liquidity and the expected timing for such listing, and the anticipated Effective Date and effects of the completion of the Consolidation. Forward-looking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.
www.oceanagold.com
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